

January 13, 2015

Via E-Mail
Mr. William C. Kelly, Jr.
Vice President, Chief Administrative Officer
NN, Inc.
2000 Waters Edge Drive
Building C, Suite 12
Johnson City, TN 37604

Re: NN, Inc.
Registration Statement on Form S-3
Filed December 29, 2014
File No. 333-201274

Dear Mr. Kelly:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Information Incorporated By Reference, page 25

1. As currently drafted, it is unclear if you are incorporating documents filed after the effective date of the registration and prior to the termination of the offering. Please revise to clearly state that all documents subsequently filed by you pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering shall be deemed to be incorporated by reference. See Item 12(b) of Form S-3.

Undertakings, page II-3

2. Please delete paragraphs (7), (9), and (10) or, alternatively, please tell us why you think it is appropriate to include such paragraphs in your undertakings. See Item 512 of Regulation S-K.

Exhibit 5.1 Legal Opinion

3. We note that the legal opinion does not include an opinion regarding the Units to be registered pursuant to your registration statement. Please file a legal opinion that opines on the Units. See Section II.B.1.h. of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Pigott, Staff Attorney, at 202-551-3570 or Erin Jaskot, Staff Attorney, at 202-551-3442 with any questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Pamela Long
Assistant Director

cc: <u>Via E-Mail</u>
        Matthew S. Heiter, Esq.